

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 12, 2008

Via U.S. Mail

Robert Denman
Chairman, Chief Executive Officer, Chief Financial Officer,
Principal Accounting Officer, President, Secretary and Treasurer
SNT Cleaning, Inc.
9012 – 100 Street
Westlock, Alberta Canada T7P 2L4

      Re: SNT Cleaning, Inc.
              Registration Statement on Form S-1
              Filed July 16, 2008
              File No. 333-152356

Dear Mr. Denman:

      We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your next amendment on the appropriate form without small business issuer designations on the cover page and using the appropriate Form S-1 signature page. Refer to Section IV of the Smaller Reporting Company

Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml

2. Please revise your disclosure throughout your filing to eliminate marketing language, including, but not limited to, the following examples:

  - This enables the company to provide its customers with the best possible service at the best possible price (page 5);
  - SNT Cleaning plans to establish and build its business on high quality service at reasonable prices (page 22);
  - The Company's employees possess pertinent knowledge from which to direct the business and provide for outstanding customer service (page 22);
  - Westlock is a growing community, with excellent facilities and services, making the location an attractive place to raise a family, pursue a career or settle into for retirement (page 25);
  - Westlock boasts three ideally situated shopping centers . . . . (page 25);
  - We have determined that there is an enormous need for an automotive detailing facility in the Westlock area (page 25) and;
  - The chosen location of SNT Cleaning is indeed superior, and our excellent service will guarantee the development of a strong clientele base (page 26).

We consider marketing language to be inappropriate in a disclosure document. Instead, revise throughout to discuss the basis of your belief.

3. We note that Mr. Robert Denman will be the sole selling shareholder in this offering. Please advise or revise your filing throughout so that any reference to the selling shareholder is in the singular form. Also, since Mr. Denman is your sole executive officer and director, any references to your current officers and directors should be in the singular form.

4. Please revise your discussion of your competitive business conditions throughout your prospectus for consistency. For example, please reconcile your disclosure in the last sentence of the second paragraph on page 5 regarding the existence of local competitors with your statements in the sixth paragraph on page 5 that there are no other automobile-detailing operations in the region. Likewise, reconcile your statement under your risk factor on page 10 that your industry is competitive and many of your potential competitors have substantially larger customer bases, greater name/brand recognition and greater financial and marketing resources than you with your disclosure on page 25 that there are no car cleaning and detailing facilities within your target market area. Where possible, please

quantify the number of competitors in your market, including coin-operated and self-service car wash facilities, so that the investor may have an understanding of the market.

5. Please revise your disclosure throughout your filing to provide a basis for any statements you make about your business. Alternatively, you may revise such statements to indicate that they are based solely upon your belief. Examples of such statements include, but not limited to, the following:

    *   You have a growing base of clientele (page 5);
    *   Our wash equipment and products are new and technologically and environmentally friendly (page 5);
    *   The car cleaning business is a rapidly evolving market (page 8);
    *   Car wash owners manipulate and orchestrate operations in off-peak months to ensure peak efficiency (page 11);
    *   The chemicals used by the washing process are engineered to be biodegradable and environmentally safe (page 11);
    *   The car wash industry is not presently expected to undergo drastic changes (page 11);
    *   The company markets its cleaning services to all the local businesses (page 21);
    *   Cleaning service packages are popular with both drive-in clients and pre-scheduled bookings (page 23);
    *   It is projected that the traffic count in front of Clean 'N Shine will remain stable (page 24);
    *   We have determined that there is an enormous need for an automotive detailing facility in the Westlock area and to date, our operation has received support from your target groups (page 25);
    *   The optimum configuration for revenue maximization is a facility which incorporates both a full service cleaning facility and a full-service care detailing facility (page 26); and
    *   We do not believe it likely we will face any competition in the near future (page 27).

    This list is not complete. It is designed to provide you with a general idea of the types of statements which require support, including the basis for your belief. Alternatively, you may qualify your statement to indicate that it is based solely upon your belief. Please revise your entire filing accordingly.

Registration Statement Cover page

6. Please provide the telephone number, including area code, of your agent for service.

7. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for your common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Prospectus Cover Page

8. Please provide your company's name on the outside front cover page of the prospectus.

9. We note your disclosure on page 17 of the prospectus that the offering price for the securities is set at $0.001 per share, no minimum purchase of shares, with an offering period of four months from the date of the prospectus. Please revise your disclosure to provide this information on the outside front cover page of the prospectus.

Prospectus Summary, page 4

10. Please revise your disclosure to provide a brief description of how your business generates revenue. Also, please revise the second paragraph under "General Introduction" to disclose your assets.

Risk Factors, page 8

11. Please remove the references on page 6 and page 8 of your prospectus that you discuss *some* risk factors, among others, or revise to clarify that you have discussed all known material risks.

12. Please add a risk factor discussing the added costs of being a public company.

Because Our Sole Executive Officer And Director Has Other Business . . . ., page 10

13. Please revise your disclosure to indicate how much time Mr. Denman spends on the management of the company's business. Please disclose whether Mr. Denman is one of your full time employees.

Our Industry Is Competitive And Is Characterized By . . . ., page 10

14. The text of this risk factor does not seem to relate to your business. Specifically, references to training services, fares, pilots, new students and passengers, among others, do not make sense. Please advise or revise for clarity.

Our Business Is Cyclical . . . ., page 11

    15. We note your statement that during the off-peak period variable expenses decrease by approximately 40 percent of gross expenses. Please revise your disclosure to clarify whether this statement applies to your company and, if so, provide quantitative information regarding such variable expenses. Also, please provide a basis for this statement.

Unforeseen Economic, Political, Social and Technological . . . ., page 11

    16. Please revise your subheading so that it accurately reflects the risk you discuss in the text. Also, please revise your discussion so that it describes how critical environmental issues affect your business or the securities being offered.

Note Regarding Forward-Looking Statements, page 15

    17. Remove the reference to the Private Securities Litigation Reform Act of 1995. It does not apply to you because you are a penny stock issuer and because this is your initial public offering.

Dilution, page 16

    18. Remove the first paragraph under this heading since there is no dilution and your disclosure does not correctly state the method for calculating dilution.

Plan of Distribution, page 16

    19. We note that your "Plan of Distribution" section is repeated in its entirety on page 34 of your prospectus. Please advise why you believe a repetition of this information is necessary or combine these sections so that your prospectus is concise and logically organized.

    20. Please revise to clarify the selling shareholder listed in your prospectus may be deemed an underwriter.

Market For Common Equity And Related Shareholder Matters, page 18

    21. Please note that the SEC's address is 100 F Street, NE, Washington, DC 20549. Please revise throughout your filing.

Management's Discussion and Analysis Of Financial Condition . . . ., page 19

22. Please provide additional disclosure with regard to your plan of operations, first for the remainder of your fiscal year and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. Your MD&A section should also address how you intend to raise this money through private placement offerings or otherwise.

23. Please discuss the material expense items affecting your results.

Description of Business, page 21

24. To the extent you discuss future plans for your operations, please revise your discussion to include time frames for implementing future plans and any obstacles involved before the planned operations can commence. Include in the discussion any costs to you and the availability of financing. Also, please state whether opening multiple locations is part of your ultimate plan.

25. Please disclose your monthly "burn rate" and explain where you are receiving the cash for the cash expenditures you are incurring. Also, please disclose the month you will run out of money assuming no change in present trends.

26. We note you disclosure on page 11 that your industry is concerned with critical environmental issues. Please describe the costs and effects of compliance with federal, state and local environmental laws. Refer to Item 101(h)(xi) of Regulation S-K.

27. We note your disclosure that the company provides valet services. Please revise your disclosure to provide additional discussion about such services or delete this reference throughout.

Business Facilities, page 22

28. We note your disclosure that you lease both your shop and office area for approximately $1200.00 CAD per month. Please revise your entire filing to provide the U.S. dollar equivalent for any amounts listed in Canadian currency.

Unique Features of the Company, page 22

29. We note that there are only two full-time employees and casual, part-time laborers employed by your company, and that Mr. Robert Denman worked for 19 years in the cattle transport industry prior to being employed by the company. In light of these disclosures, please provide a basis for your statement that your employees possess pertinent knowledge, gained from operational and personnel experience, from which to direct your business and provide outstanding customer service or delete this statement.

Market Analysis: The Automotive Cleaning Industry, page 23

30. We note your lengthy discussion of market analysis beginning on page 23. Please provide the basis for management's belief that the information you present is an accurate assessment of the automotive cleaning and detailing industry. Please also provide a description of the sources you relied upon.

Companies in Specific Target Market, page 25

31. Please reconcile your statement that you believe your revenue calculations are extremely conservative and your expense calculations are as accurately portrayed as possible with your statement that it is virtually impossible to ascertain the industry's sales in Westlock and surrounding areas.

Assessment of Leading Competitors, page 26

32. Please clarify and provide a basis for your statement in the last sentence of this paragraph that business logic dictates that unnecessary competition benefits neither operation.

Description and Assessment of Potential Competitors, page 27

33. Please revise your discussion to include quantitative information about the property available and zoned for car washing, cleaning and detailing, including the number of such lots and an estimate of their prices.

Social/Demographic Factors, page 28

34. We note your statement in the second paragraph under this heading that you have 100% market share of the people who make up your target market. Please revise your disclosure to provide quantitative information about the number of people who make up your target market.

Source and Availability of Supplies/Raw Materials, page 28

35. We note your disclosure that the company carries its own power and water supply. Please disclose the source of your power and water supply, including a description of the location of your sources and the name(s) of any of your principal suppliers.

Management, page 29

36. Please revise Mr. Denman's titles throughout your filing for consistency.

37. Please provide a brief explanation as to the nature of the responsibility undertaken by Mr. Robert Denman in his prior positions at Jubilee Farms and 911108 Alberta Ltd. Such disclosure will provide investors with a better idea of Mr. Denman's prior business experience. Refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 31

38. Please provide information regarding executive compensation for your last two completed fiscal years in your Summary Compensation Table. Refer to Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

39. Your disclosure regarding the security ownership on page 30 is repeated substantially in the same form on page 31. Please revise to remove repetition. Also, please update to a more recent date.

Selling Security Holders, page 34

40. Please reconcile your statement in the second sentence under this heading that no selling security holder has, or within the past three years has had, any position, office or other material relationship with your company with your disclosure on page 29 that Mr. Robert Denman is your sole executive officer and director. Also, please indicate the nature of Mr. Denman's position and state the amount of securities of the class owned by Mr. Denman prior to the offering. Refer to Item 507 of Regulation S-K.

41. Please describe the transaction by which the selling shareholder acquired the shares being registered for sale.

Notes to Consolidated Financial Statements, page F-6

Note 2 to Consolidated Financial Statements, page F-6

42. We note your disclosure that current liabilities as of May 31, 2008 include $4,584, which is owed to a shareholder interest free. Please advise whether this shareholder is Mr. Robert Denman and, if so, provide the information required by Item 404(d) under the heading "Interest of Management And Others In Certain Transactions" on page 32 of the prospectus or advise us why you believe such disclosure is not necessary.

Part II, page II-1

43. Please revise your disclosure to provide the information required by Item 511 of Regulation S-K or advise us why you believe such disclosure is not necessary.

Item 25. Recent Sales of Unregistered Securities, page II-1

44. Please disclose the date of sale of the common shares that the company issued to its founder.

Item 26. Exhibits, page II-1

45. Please revise your filing to include the consent of your legal counsel or advise us why you believe such consent is not necessary. Refer to Item 601(b)(22) of Regulation S-K.

Item 27. Undertakings, page II-1

46. Please provide an explanation of the inclusion of Item 512(a) of Regulation S-K when the registration statement does not contemplate a Rule 415 offering. If the registration statement was intended to contemplate a Rule 415 offering, please reflect the fact that it is a Rule 415 offering on the cover of the registration statement. Also, please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Exhibit 5.1

47. Refer to the last sentence of the third paragraph of counsel's opinion. Provide a revised opinion of counsel indicating that counsel only relied on the referenced documents as to factual matters.

48. Please have counsel provide a revised form of opinion omitting the final sentence of the fifth paragraph, as the shares have already been issued.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Diane Dalmy, Attorney at Law
        Fax: (303) 988-6954